Contact

www.linkedin.com/in/trishabantigue (LinkedIn)
queenly.com/ (Company)

Top Skills

Political Science
Public Speaking
Management

Languages

Sign Language (Limited Working)
Kapampangan (Native or Bilingual)
English (Native or Bilingual)
Spanish (Limited Working)
Tagalog (Native or Bilingual)

Trisha Bantigue

CEO of Queenly - Forbes 30U30 2022
San Francisco, California, United States

Summary

Trisha Bantigue is a Filipino-American tech entrepreneur and she's the CEO and co-founder of Queenly, the largest online marketplace for the formalwear industry. She was recently featured on the Forbes 30 Under 30 2022 list as the main cover for the Art & Style category.

Coming from a low-income, immigrant background, she found the opportunity to gain scholarship awards through competing in pageants. Then, she found her initial inspiration for starting Queenly from this unique experience and seeing so many women struggle to find and afford their dream dress for their special event. She now strives for Queenly to reflect the progressive, inclusive goals that she stands for and to be able to provide access and affordability to women everywhere. Trisha is also passionate about having diversity and representation in fashion, by including immense size inclusion with their inventory, as well as being radically inclusive in their photoshoot campaigns by having minority, plus-size and trans women represent their brand.

Check out her recent talk at the Forbes 2021 Under 20 Summit here: https://twitter.com/Forbes/status/1447614650779115521?s=20

Experience

Queenly
CEO & Co-Founder
October 2019 - Present (4 years 3 months)
San Francisco Bay Area

Queenly is the largest online marketplace for the formalwear industry. Queenly is powered by a truly passionate community and a highly-differentiated inventory offering of formalwear that does not exist elsewhere on any other online platform. Queenly has now reached #100 ranking in the Top 200 Shopping category in the App Store.

Queenly is backed by Andreessen Horowitz, SHAKTI, NextView Ventures, The House Fund and Y Combinator. Additional strategic angel investors include the former CTO of Uber, CTO of Coupang, CEO of Mercari, CEO of The RealReal, President of Y Combinator, CEO of FitBit, CTO of Clear, COO of Caviar and more. As seen in Forbes, Fortune, New York Times, WWD, Vogue Business, TechCrunch, US News, Nylon Magazine, Refinery29, NextShark and more!

At Queenly, our mission is simple: help every woman look AND feel like a queen. We strive to empower women to feel confidently beautiful for their special occasion by providing solutions through cutting-edge technology, seamless logistics, white-glove customer service experience and domain expertise within the formalwear industry. We have built a social commerce platform for users to buy & sell high priced inventory utilized for any special occasion and have AI-driven, patented technology the purchase & selling experience 4x faster compared to most generic marketplaces.

Queenly is on iOS, Android and web - available in US & Canada.

queenly.com

Miss Earth

Member Of The Board Of Advisors

September 2018 - January 2021 (2 years 5 months)

United States

The mission of Miss Earth USA is to provide a platform for America's women to be a voice for environmental responsibility, while featuring these beauties for a cause in fashion, media and leadership opportunities.

Uber

Global Executive Search (Engineering + Product)

October 2018 - October 2019 (1 year 1 month)

San Francisco, California

-Supported recruiting efforts for the CTO and Chief Product Officer of Uber for L7 and above executive roles.

Asian America Foundation

Creator of Imagine Talks Forums

May 2017 - January 2019 (1 year 9 months)

San Francisco Bay Area

- Support, plan and execute events for the annual Imagine Talks conference and then simultaneously spearheading the initiative to start the expansion, Imagine Talks Forums (www.imaginetalks.org)
- Collaborate with the staff for brainstorming, planning and execution of each forum event
- Manage overall budget and sponsorship for the program
- Serve as liaison and main contact between speakers and the attendees
- Lead all social media campaigns and other marketing materials to promote the event and mission of Imagine Talks Forums

Facebook
Recruiting
April 2018 - September 2018 (6 months)
Menlo Park, CA

Gurus Education
Public Speaking and Debate Teacher
February 2015 - December 2017 (2 years 11 months)
San Francisco Bay Area

Google
Candidate Host
February 2015 - December 2015 (11 months)
Mountain View, CA

InfoScout (now Numerator)
Data Analyst
March 2014 - August 2014 (6 months)
San Francisco Bay Area

Early employee at the tech start-up that started my inspiration to build my own :)

Education

University of California, Berkeley
Bachelor's Degree, International Relations and Affairs

Southwest Career and Technical Academy
Advanced Honors Diploma

Y Combinator

· (2021 - 2021)